Exhibit 99.1

Emerald Health Therapeutics to Launch Rapid Onset Nanoemulsion

Cannabinoid & Terpene Product Line, Providing Consumers with

Enhanced Immediacy and Control

Unique product line uses advanced technology to improve cannabinoid absorption by roughly 65% to provide more predictable dosing, onset and effects,

as well as discreetness and value, of THC and CBD products for medicinal and adult-use users

VANCOUVER, April 29, 2020 – Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) is announcing its new nanoemulsion-based Fast Action Spray product line, an important step in Emerald’s Cannabis 2.0 strategy and a unique offering in the Canadian cannabis marketplace. This unique formulation offers notable advantages over existing formats of cannabis consumption in terms of convenience and predictability of consumption. The product line will consist of CBD and THC cannabinoids mixed with specific terpenes and flavorings. The first product is planned for launch in June.

Emerald’s first product is a CBD 12.5 mg/mL + myrcene combination that it expects to launch for medical users in June. Additional products include a CBD 15 mg/mL lemon + limonene combination and a THC 15 mg/mL citrus + limonene combination, expected to be launched in July into adult-use channels. Emerald has chosen to add specific all-natural terpenes to its nanoemulsion product line: myrcene has been shown to have anti-inflammatory, analgesic, and anxiolytic properties; limonene has been shown to have anti-inflammatory, analgesic, antioxidant, antidepressant and immunostimulating attributes*. Emerald is also developing “flavour-masked” versions, which will have significantly less cannabis flavour. All of the Fast Action Spray products will be packaged in 15 mL bottles.

“This is a game-changing new product category for the Canadian cannabis marketplace,” said Riaz Bandali, President & CEO of Emerald. “Our nanoemulsion product line offers convenience, predictability, no odour, and attractive value relative to the amount of absorbable active ingredient. We believe these products offer both medical and adult-use consumers a tremendously advantageous choice compared to inhaled or edible products to achieve desired outcomes from cannabis. We are pleased with the interest from cannabis distribution boards in multiple provinces that we have experienced about this new product and look forward to soon launching this line.”

Emerald’s Nanoemulsions

Most non-smoked or non-vaped cannabis products including oils and other emulsions must be processed through our digestive tract before the active cannabinoids and terpenes can enter the bloodstream and provide their desired effects. The result is often hours-long delay in the onset of the product’s effects. Being mixed with other food products also unpredictably alters the onset and effects of the ingredients from use to use. Furthermore, the path of administration and molecular characteristics of these products result in very low levels of bioavailability, or absorption, of the active ingredients - many of the medically important molecules travel from the gut straight to the liver, where they’re broken down and inactivated before they can have their desired effect. This is inefficient and expensive.

Emerald’s nanoemulsion products, on the other hand, use much smaller droplets that research indicates make it much easier to rapidly cross the gut wall, then disperse into the bloodstream, avoiding breakdown in the liver and increasing the bioavailability and effects of the product. A recent scientific study showed that a nanoemulsion increased total CBD absorption by 65% compared to a CBD oil product, in about one third of the time**. As a result, the effects of Emerald’s nanoemulsion products will be felt sooner, wear off faster, and be more predictable than those of traditional edible products. They are more discreet, being easily mixed into water and other transparent liquids without making them cloudy and without the odour associated with smoking or vaping cannabis products. Finally, they are more economical: the increased effectiveness of nanoemulsion formulations means that a lower dose is needed to achieve the same effect. These attributes are expected to provide consumers with the ability to better manage immediacy and control.

*	“Medicinal Properties of Cannabinoids, Terpenes, and Flavonoids in Cannabis, and Benefits in Migraine, Headache, and Pain: An Update on Current Evidence and Cannabis Science”. Baron, EP, Headache Currents 2018 Jul;58(7)
**	“Development of a Novel Nano emulsion Formulation to Improve Intestinal Absorption of Cannabidiol”. Nakano Y, Tajima M, Sugiyama E, Sato VH, Sato H, Med Cannabis Cannabinoids 2019 2:35

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Richmond, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 million square feet). Its Emerald Naturals joint venture has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of distribution of endocannabinoid-supporting products; the development and launch of new products; and efficacy of such products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management’s current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.